Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-286521 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D of our reports dated March 12, 2026 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting appearing in this Current Report on Form 6-K dated March 12, 2026.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 12, 2026